Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
PNM Resources, Inc:
We consent to the use of our reports dated February 27, 2015, with respect to the consolidated balance sheets of PNM Resources, Inc. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of earnings, consolidated statements of changes in equity, consolidated statements of cash flows, and consolidated statements of comprehensive income for each of the years in the two-year period ended December 31, 2014, and all related financial statement schedules and the effectiveness of internal control over financial reporting as of December 31, 2014, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP
Albuquerque, New Mexico
August 4, 2015